Exhibit 99.1

Orisun Acquisition Corp. and Ucommune Group Holdings Limited

Announce Closing of Business Combination

NEW YORK, Nov. 18, 2020 -- Orisun Acquisition Corp. (NASDAQ: ORSN), a special purpose acquisition company (“Orisun”), and Ucommune Group Holdings Limited (“Ucommune” or the “Company”), a leading agile office space manager and provider in China, today announced the completion of their previously announced business combination (the “Business Combination”). The Business Combination was approved by Orisun’s shareholders on November 16. Upon completion of the Business Combination, the combined company, or Ucommune International Ltd remains as the surviving publicly traded entity. Its Class A Ordinary Shares and Warrants are expected to be traded on the Nasdaq Capital Market under the symbols “UK” and “UKOMW,” respectively, commencing November 18, 2020.

As previously announced and in connection with the consummation of the Business Combination, Ucommune is expected to close on no less than $66.5 million in backstop investments from 19 investors, including Green Better Limited, a subsidiary of Xiaomi (HKEX: 1810), and Sunshine 100 China (HKEX: 2608), this week.

Ucommune has assembled a strong management team to manage its daily operations and spearhead its future development efforts. Following the closing of the Business Combination, Ucommune will be led by Zhuangkun He as Chief Executive Officer, Cheong Kwok Mun as Chief Financial Officer, Xin Guan as Chief Operating Officer, Binchao Xu as Chief Technology Officer, Zhenfei Wu as Chief Marketing Officer, Guohang Wang as Chief Strategy Officer, and Jianghai Shen as Chief Product Designer. Credentials of the aforementioned officers were disclosed in the Company’s prospectus filed with the Securities Exchange Commission on November 5, 2020.

Wei Chen, Chairwoman of Orisun commented, “We are excited to complete the Business Combination between Orisun and Ucommune. We are confident that post Business Combination, Ucommune is well positioned to bring new growth opportunities to the industry and generate more value to shareholders.”

Daqing Mao, Founder of Ucommune commented, “The successful closing of our Business Combination with Orisun not only validates Ucommune’s strong value proposition to our customers and shareholders, but also marks an important milestone in our corporate development. In addition, it should serve as a springboard to accelerate the growths of our company and our industry for global agile office space management. Being a publicly-traded company, we plan to leverage our expanded resources, technology advancement, brand equity, operations know-how, and domain expertise to capitalize on new growth opportunities and deliver lasting shareholder value.”

Davis Polk & Wardwell LLP and Maples and Calder (Hong Kong) LLP served as legal advisors to Ucommune. Chardan served as an M&A and financial advisor to Orisun. Loeb and Loeb LLP served as a legal advisor to Orisun.

About Ucommune

Ucommune Group Holdings Limited is China’s leading agile office space manager and provider. Founded in 2015, Ucommune has created a large-scale intelligent agile office ecosystem covering economically vibrant regions throughout China to empower its members with flexible and cost-efficient office space solutions. Ucommune’s various offline agile office space services include self-operated models, such as U Space, U Studio, and U Design, as well as asset-light models, such as U Brand and U Partner. By leveraging its expertise in the industries of real estate and retail, Ucommune operates its agile office spaces with high efficiency and engages in the urban transformation of older and under-utilized buildings to redefine commercial real estate in China.

About Orisun Acquisition Corp.

Orisun Acquisition Corp. was incorporated in the State of Delaware as a blank check company for the purpose of entering into a merger, share exchange, asset acquisition, share purchase, recapitalization, reorganization or similar Business Combination with one or more businesses or entities.

Forward-Looking Statements

This press release contains, and certain oral statements made by representatives of Orisun, Ucommune, and their respective affiliates, from time to time may contain, “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Orisun’s and Ucommune’s actual results may differ from their expectations, estimates and projections and consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “might” and “continues,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, Orisun’s and Ucommune’s expectations with respect to future performance and anticipated financial impacts of the Business Combination, anticipated initial enterprise value and post-closing equity value, the benefits of the proposed transaction, integration plans, expected synergies and revenue opportunities, anticipated future financial and operating performance and results, including estimates for growth, the expected management and governance of the combined company, and the expected timing of the transactions. Forward-looking statements are subject to a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements, including but not limited to general economic, financial, legal, political and business conditions and changes in domestic and foreign markets; the potential effects of COVID-19; the outcome of judicial proceedings to which Ucommune is, or may become a party; failure to realize the anticipated benefits of the Business Combination; risks related to Ucommune’s business and the timing of expected business milestones; the effects of competition on Ucommune’s future business; the availability of capital; and the other risks discussed under the heading “Risk Factors” in the definitive proxy statement/prospectus/information statement filed on November 5, 2020 and other documents the combined company files with the SEC in the future. If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. These forward-looking statements speak only as of the date hereof and both Orisun and Ucommune specifically disclaim any obligation to update these forward-looking statements.

For investor and media inquiries, please contact:

Ucommune International Ltd

Cheong Kwok Mun

Zhimo Zhao

ir@ucommune.com

ICR, LLC.

Xinran Rao

ucommune@icrinc.com

+1 (212) 537-3847